QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2012	Commission File Number: 000-50799

XYRATEX LTD
(Translation of registrant's name into English)

Langstone Road
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F. Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

XYRATEX LTD
CLARENDON HOUSE, CHURCH STREET,
HAMILTON, BERMUDA

NOTICE AND PROXY STATEMENT FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held On June 26, 2012

        This Proxy Statement, which is first being made available to shareholders on or about May 14, 2012, is furnished in connection with the solicitation of proxies by the Board of Directors of Xyratex Ltd (the "Company"), to be voted at the annual general meeting of shareholders of the Company, which will be held at 14.00 local time, on Tuesday, June 26, 2012, at Crowne Plaza Euralille Hotel, 335 Boulevard de Leeds, 59777 Lille, France. The Company will pay the cost of solicitation of proxies. The record date for the annual general meeting is April 27, 2012. Only shareholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

        For this year's annual general meeting, we have elected to use the Internet as our primary means of providing our proxy materials to shareholders. Consequently, most shareholders will not receive paper copies of our proxy materials. We are instead sending to these shareholders a Notice of Internet Availability of Proxy Materials with instructions for accessing our proxy materials, including this Proxy Statement, our Annual Report for the fiscal year ended November 30, 2011, and a form of proxy, and for voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how shareholders may obtain paper copies of our proxy materials free of charge, if they so choose. The electronic delivery of our proxy materials will reduce our printing and mailing costs and the environmental impact of our proxy materials and the annual general meeting.

        Whether or not you plan to attend the annual general meeting, we urge you to follow the instructions provided to vote over the Internet or by telephone or, if you receive our proxy materials by mail, to mark, sign and date the enclosed Proxy Card as soon as possible and return it to our agent, indicated on the enclosed envelope, which postage is pre-paid if mailed in the United States or the United Kingdom.

Items of Business

  •
  To receive the financial statements of the Company for the fiscal year ended November 30, 2011.

  •
  To re-elect Mr. Steve Barber and Mr. Jonathan Brooks as Class II directors to hold office until the 2015 annual general meeting of shareholders, as proposed by the Board (Proposal 1).

  •
  To approve the re-appointment of PricewaterhouseCoopers LLP of Savannah House, 3 Ocean Way, Ocean Village, Southampton, SO14 3TJ, United Kingdom, as the independent registered public accounting firm of the Company for the Company's fiscal year ending November 30, 2012 and to authorize the Audit Committee of the Board of Directors to agree the fiscal 2012 remuneration of the independent registered public accounting firm (Proposal 2).

  •
  To approve the Company's Amended and Restated 2006 Incentive Award Plan (the "Restated Plan") and the reservation of an aggregate of 8,832,648 common shares for issuance pursuant to the Restated Plan (Proposal 3).

  •
  To consider such other business as may properly be brought before the meeting.

Recommendation of the Board of Directors

        The Board of Directors recommends that you vote "FOR" the re-election of each of Mr. Steve Barber and Mr. Jonathan Brooks, the nominees to the Board (Proposal 1), "FOR" the approval of the re-appointment of PricewaterhouseCoopers LLP as the independent registered public

1

accounting firm of the Company for its fiscal year ending November 30, 2012 and the authorization of the Audit Committee of the Board of Directors to agree the fiscal 2012 remuneration of the independent registered public accounting firm (Proposal 2) and "FOR" the approval of the Restated Plan and the reservation of an aggregate of 8,832,648 common shares for issuance pursuant to the Restated Plan (Proposal 3). If any other matter is properly presented at the meeting, your proxy will vote your shares using his or her best judgment.

Who Can Vote?

        Only shareholders of record at the close of business on April 27, 2012 will be entitled to vote at the annual general meeting. On this record date, there were 28,233,250 common shares outstanding and entitled to vote. Shareholders will be entitled to vote at the meeting on the basis of one vote for each share held.

  Shareholder of Record: Shares Registered in Your Name

        If on April 27, 2012 your shares were registered directly in your name with the Company's transfer agent, Computershare Investor Services, then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote by proxy as instructed below to ensure your vote is counted.

  Beneficial Owner: Shares Registered in the Name of a Broker or Bank

        If on April 27, 2012 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are likely to be the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for the purposes of voting at the annual general meeting. As a beneficial owner, you may have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual general meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request, obtain from and submit a valid Proxy Card to your broker or other agent.

How to Vote?

  Shareholder of Record: Shares Registered in Your Name

        If you are a shareholder of record, you may vote in person at the annual general meeting or vote by proxy using the enclosed Proxy Card. Whether or not you plan to attend the meeting, we urge you to vote by proxy over the Internet, by telephone or by mail to ensure your vote is counted. You may still attend the meeting and vote in person if you have already submitted a vote by proxy. In such case, your previously submitted proxy will be disregarded.

  •
  To vote in person at the annual general meeting, bring the Notice of Internet Availability of Proxy Materials, the admission ticket included with these proxy materials (if you receive them by mail) or photo identification to the annual general meeting, and we will give you a ballot form when you arrive.

  •
  To vote over the Internet, follow the instructions provided on the Notice of Internet Availability of Proxy Materials. The Internet voting facilities for eligible shareholders of record will close at 12:00 p.m. Eastern Daylight Time on June 25, 2012.

  •
  To vote by telephone, call the toll-free number found on the Proxy Card you request and receive by mail. The telephone voting facilities for eligible shareholders of record will close at 12:00 p.m. Eastern Daylight Time on June 25, 2012.

2

  •
  If you receive our proxy materials by mail, to vote by mail, simply complete, sign and date the enclosed Proxy Card and return it promptly using the envelope provided. If you return your signed Proxy Card so that it arrives by 12:00 p.m. Eastern Daylight Time on June 25, 2012, the proxy will vote your shares as you direct.

  Beneficial Owner: Shares Registered in the Name of Broker, Bank, or Other Agent

        If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you have the right to direct your broker, bank or other agent holding your shares on how to vote the shares in your account. Please follow the voting instructions provided by that organization. If you wish to vote in person at the annual general meeting, you must obtain a valid proxy from the broker, bank, or other agent holding your shares which indicates the number of shares you are entitled to vote. Please also be sure to bring photo identification to the annual general meeting.

Appointment of Proxy

        By voting by Internet or telephone or, if you receive our proxy materials by mail, by signing and returning the enclosed Proxy Card, you will appoint Ernest Sampias and Richard Pearce, or either of them, as your attorneys and proxies, with full power of substitution, to vote all of the common shares of Xyratex Ltd which you may be entitled to vote at the annual general meeting. If you vote by mail, you will have the opportunity to appoint a different individual to act as your attorney and proxy by so indicating on the Proxy Card.

Change or Revocation of Proxies

        You can change your vote or revoke your proxy at any time before the final vote at the annual general meeting. You may revoke your proxy in any one of four ways:

  •
  You may submit another properly completed proxy with a later date (but within the time limits referred to above).

  •
  If you are a shareholder of record (i.e., your shares are registered in your name), you may send a written notice that you are revoking your proxy to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717 U.S.A.

  •
  If you are the beneficial owner (i.e., the shares are registered in the name of a broker, bank, or other agent), you must send a written notice that you are revoking your proxy to the bank, broker, or other agent holding your shares.

  •
  You may attend the annual general meeting and vote in person. Attendance at the meeting will not, by itself, revoke your previously granted proxy.

Return of a Proxy Card Without Making Specific Choices

        If you receive our proxy materials by mail and return a signed and dated Proxy Card without marking any voting selections, your shares will be voted "FOR" the re-election of Mr. Steve Barber and Mr. Jonathan Brooks as Class II directors to hold office until the 2015 annual general meeting of shareholders, "FOR" the approval of the re-appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending November 30, 2012 and the authorization of the Audit Committee of the Board of Directors to agree the remuneration of the independent registered public accounting firm and "FOR" the approval of the Restated Plan and the reservation of an aggregate of 8,832,648 common shares for issuance pursuant to the Restated Plan. If any other matter is properly presented at the meeting, your proxy will vote your shares using his or her best judgment.

3

Quorum and Voting Requirements

        The Chairman of the meeting intends to call for a poll to be taken in relation to each item of business. On a poll, each common share receives one vote on all matters properly brought before the annual general meeting. In order to conduct business at the annual general meeting, at least ten persons present in person at the start of the meeting and representing in person or by proxy in excess of 33 1/3% of the total issued voting shares in the Company are required in order to constitute a quorum. The required vote for each proposal to be considered at the meeting is a simple majority of the votes cast. Abstentions and broker non-votes are treated as shares present for the purpose of determining the presence of a quorum but are not deemed to be votes cast and, therefore, have no effect on the outcome of the applicable proposal.

        A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee lacks discretionary authority to vote with respect to that item and has not received instructions from the beneficial owner. Under applicable rules, in the absence of voting instructions from beneficial owners, brokers have discretionary authority to vote only on routine matters. The approval of the re-appointment of PricewaterhouseCoopers LLP and the authorization of the Audit Committee to agree their fiscal 2012 remuneration (Proposal 2) is a matter considered routine under applicable rules and, accordingly, brokers may generally vote on such matter without instruction. The election of directors (Proposal 1) and the approval of the Restated Plan (Proposal 3) are matters considered non-routine under applicable rules and, accordingly, brokers cannot vote without instruction on such matters.

        Other than the items of business described in this Proxy Statement, the Board of Directors knows of no other matters to be acted upon at the annual general meeting. If any other matter should be presented at the annual general meeting upon which a vote properly may be taken, shares represented by all proxies properly submitted will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

        Broadridge Financial Solutions, Inc. will tally the proxy instructions and our Group Secretary and Legal Counsel will tally the votes. Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. We will not disclose your vote except to allow for the tabulation of votes and certification of the vote, to facilitate a successful proxy solicitation and as necessary to meet applicable legal requirements.

Attendance at the Annual General Meeting

        If you receive our proxy materials by mail and plan to attend the annual general meeting, please mark the appropriate box on the Proxy Card and return it promptly in the enclosed envelope. If you will be voting via Internet or by telephone, please indicate when prompted whether you plan to attend.

        If you are a shareholder of record, please bring the Notice of Internet Availability of Proxy Materials, the admission ticket included with these proxy materials (if you receive them by mail) or photo identification to the meeting. If you are a beneficial owner, please bring photo identification and a valid proxy obtained from the broker, bank, or other agent holding your shares which indicates the number of shares you are entitled to vote. Shareholders who arrive at the annual general meeting will only be admitted once we verify their share ownership.

4

 PROPOSAL 1

RE-ELECTION OF DIRECTORS

        The Company's Bye-Laws provide that the Board of Directors shall be divided into three classes. The Board of Directors presently consists of six members. Each class has a three-year term. The Class II directors, whose term of office expires in 2012, are up for re-election at the annual general meeting. Steve Barber and Jonathan Brooks have been nominated for re-election at the annual general meeting to serve as Class II directors until the 2015 annual general meeting. Set forth below is a brief description of the age, term as director, principal occupation, business experience and other directorships.

Nominees for Class II Directors

Steve Barber        Age 51

        Steve Barber is our Chief Executive Officer and a member of our board of directors. Mr. Barber has served as Chief Executive Officer of Xyratex Ltd and its predecessor companies since February 2003, having previously served as President from March 2002 and as Executive Vice President and Director of Business Development from October 2000. Prior to assuming these positions, Mr. Barber led the development of our warranty and repair business from a small U.K. based company to a global business with operations in Europe, the United States and Southeast Asia. Our warranty and repair business was sold to Teleplan in June 1999. Mr. Barber acted as a division president of Teleplan from June 1999 before leaving Teleplan and re-joining our business in October 2000. Mr. Barber was a member of the executive team that led our 1994 management buy-out from IBM and, prior to that, held a number of management positions with IBM. Mr. Barber holds a Bachelor of Science degree in electronic engineering from the University of Natal, Durban, South Africa. Mr. Barber also serves as a director on the boards of directors of certain of our subsidiaries.

Jonathan Brooks        Age 56

        Jonathan Brooks became Chairman of our board of directors on December 1, 2011, having previously served as a director on our board of directors since May 1, 2004. Mr. Brooks is currently a director of Aveva Group plc, a leading software provider to the plant, power and marine industries, and IP Group Plc, which commercializes intellectual property originating from leading UK universities, both of which are listed on the LSE. Between 1995 and 2002, Mr Brooks was Chief Financial Officer and a director of ARM Holding plc, a company listed on the London Stock Exchange and NASDAQ National Market. Since 2002, he has held a series of non executive board positions for both listed and venture capital-backed companies. Mr. Brooks holds a Bachelor's degree in economic and social science from the University of Wales, an MBA from Manchester Business School and is a fellow of the Chartered Institute of Management Accountants.

Information about the Board and its Committees

        The Board and its committees meet throughout the year on a set schedule and also hold special meetings and act by written consent from time to time as appropriate. As required under the applicable rules for companies listed on the Nasdaq Global Select Market, a majority of our Board qualify as "independent." Only two members of our Board do not qualify as "independent": Steve Barber, our Chief Executive Officer, and Richard Pearce, our Chief Financial Officer. As required by the applicable rules for companies traded on the Nasdaq Global Select Market, the Company's independent directors meet regularly in sessions at which only independent directors are present. During our 2011 fiscal year, our Board held five meetings and our independent directors regularly met in separate sessions. Each of Steve Barber and Jonathan Brooks attended all of the meetings of the Board, and Mr. Brooks attended all of the meetings of the committees on which he served, during our 2011 fiscal year.

5

        Persons interested in communicating with the independent directors regarding their concerns or issues may address correspondence to a particular director, or to the independent directors generally, care of Xyratex Ltd at 46831 Lakeview Blvd, Fremont, California 94538. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominations and Governance Committee.

        Our Bye-Laws give our Board of Directors the authority to delegate its powers to committees appointed by the Board. The Board has established a Nominations and Governance Committee, an Audit Committee and a Compensation Committee, each of which consists entirely of independent directors. Our committees are required to conduct meetings and take action in accordance with the directions of the Board and the provisions of our Bye-Laws or the written charters establishing these committees. Copies of the committee charters can be found on our website at www.xyratex.com under "Investors—Corporate Governance."

  Nominations and Governance Committee

        Our Nominations and Governance Committee's functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. During the fiscal year ended November 30, 2011, the Nominations and Governance Committee consisted of Andrew Sukawaty (Chairman), Ernest Sampias and Steve Sanghi, each of whom satisfies the "independence" requirements of the NASDAQ Listing Rules. The Nomination and Governance Committee met three times during the fiscal year ended November 30, 2011.

        With effect from December 1, 2011, the composition of the Nominations and Governance Committee is Steve Sanghi (Chairman), Jonathan Brooks, Ernest Sampias and Mike Windram, each of whom satisfies the "independence" requirements of the NASDAQ Listing Rules.

  Audit Committee

        During the fiscal year November 30, 2011, our Audit Committee consisted of Ernest Sampias (Chairman), Jonathan Brooks and Mike Windram, each of whom satisfies the "independence" requirements of the NASDAQ Listing Rules and the applicable rules and regulations of the SEC. The Audit Committee met six times during the fiscal year ended November 30, 2011. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee's responsibilities include:

  •
  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing and approving all proposed related-party transactions;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the effectiveness of internal control over financial reporting;

  •
  annually reviewing and reassessing the adequacy of our Audit Committee charter;

  •
  meeting separately and periodically with management and the independent auditors;

  •
  such other matters that are specifically delegated to our Audit Committee by our board of directors from time to time; and

  •
  reporting regularly to the full board of directors.

6

        In addition, the Audit Committee has approved detailed procedures regarding "up the ladder" reporting of violations of U.S. securities laws and procedures in an effort to ensure compliance with the provisions of the Sarbanes-Oxley Act of 2002 regarding auditor objectivity and independence.

        With effect from December 1, 2011, the composition of the Audit Committee is Ernest Sampias (Chairman), Jonathan Brooks and Steve Sanghi, each of whom satisfies the "independence" requirements of the NASDAQ Listing Rules and the applicable rules and regulations of the SEC. In addition, all members of our Audit Committee meet the requirements for financial literacy under the NASDAQ Listing Rules. The Board of Directors has determined that Mr. Sampias is an Audit Committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the NASDAQ Listing Rules.

  Compensation Committee

        During the fiscal year ended November 30, 2011, our Compensation Committee consisted of Andrew Sukawaty (Chairman), Jonathan Brooks and Steve Sanghi, each of whom satisfies the "independence" requirements of the NASDAQ Listing Rules. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and insure that employee interests are aligned with the interests of the Company's shareholders. The Compensation Committee met twice during the fiscal year ended November 30, 2011. Its members are not eligible for bonuses or pension entitlements. The Compensation Committee has access to the services of independent advisors as it requires.

        With effect from December 1, 2011, the composition of the Compensation Committee is Jonathan Brooks (Chairman), Ernest Sampias, Steve Sanghi and Mike Windram, each of whom satisfies the "independence" requirements of the NASDAQ Listing Rules.

Vote Required

        The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote is required to re-elect each of the nominees to the Board set forth in this Proposal 1.

Board Recommendation

        The Board of Directors recommends that you vote "FOR" the re-election of each of the nominees to the Board set forth in this Proposal 1.

7

 PROPOSAL 2

APPROVAL OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP, independent registered public accounting firm, to audit the consolidated financial statements of the Company for the fiscal year ending November 30, 2012. We are asking the shareholders to approve the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending November 30, 2012 and to authorize the Audit Committee to agree the fiscal 2012 remuneration of the independent registered public accounting firm. PricewaterhouseCoopers LLP was appointed by the Audit Committee in accordance with the Audit Committee's charter.

Vote Required

        The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote is required to approve this Proposal 2.

Board Recommendation

        The Board of Directors recommends that you vote "FOR" the approval of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm and to authorize the Audit Committee of the Board of Directors to agree the fiscal 2012 remuneration of the independent registered public accounting firm.

8

 PROPOSAL 3

APPROVAL OF THE AMENDED AND RESTATED 2006 INCENTIVE AWARD PLAN

General

        Shareholders are requested in this Proposal 3 to approve the Company's Amended and Restated 2006 Incentive Award Plan (the "Restated Plan"). The amendments to the Company's 2006 Incentive Award Plan (the "2006 Plan") and the essential features of the Restated Plan are summarized below. This summary is qualified by reference to the full text of the Restated Plan, a copy of which is included as Appendix A to this Proxy Statement.

        The 2006 Plan, as approved by the Company's shareholders on March 21, 2006, provides for an aggregate of 5,271,025 shares to be issued under the 2006 Plan, consistent with the limit agreed with the managing underwriter of our initial public offering, Credit Suisse, in June 2004. At February 29, 2012, awards over 5,632,648 of our common shares had been granted since our initial public offering and 361,623 shares remained available for issuance under the 2006 Plan.

        The Board of Directors (the "Board") has adopted, subject to shareholder approval, the Restated Plan for members of the Board, employees and consultants of the Company and its subsidiaries. The Restated Plan will become effective when the Restated Plan is approved by the affirmative vote of the holders of a majority of our common shares present, or represented, and entitled to vote thereon at the Annual General Meeting of shareholders.

        The Restated Plan provides for the grant of restricted stock units, restricted stock, stock options (both incentive stock options and nonqualified stock options), SARs, performance share awards, performance stock unit awards, performance bonus awards, stock payments, deferred stock and performance-based awards (collectively "awards") and is substantially similar to the current 2006 Plan, except that:

  •
  The Restated Plan increases the number of shares authorized for issuance by 3,200,000 shares to an aggregate of 8,832,648 shares.

  •
  The Restated Plan includes additional shareholder-friendly constraints intended to reflect current market practices, including provisions prohibiting reissuing shares used to satisfy exercise prices or withholding taxes and more comprehensive provisions prohibiting repricings or exchanges without obtaining shareholder approval.

        All other provisions of the Restated Plan remain the same as in the 2006 Plan prior to this amendment and restatement.

Purpose

        The Board adopted the Restated Plan to provide a means by which employees, directors and consultants of the Company and its affiliates may be given an opportunity to purchase equity in the Company, to assist in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates. As of February 29, 2012, approximately 1,950 employees (including two executive officers), four non-employee directors and 1,117 consultants of the Company and its affiliates were eligible to participate in the 2006 Plan.

Administration

        The Board will administer the Restated Plan. Subject to the provisions of the Restated Plan, the Board has the power to construe and interpret the Restated Plan and to determine the persons to whom and the dates on which awards will be granted, the number of shares to be subject to each award, the time or times during the term of each award within which all or a portion of such award

9

may be exercised, the exercise price, the type of consideration and other terms of the award. The Administrator will not have the authority to accelerate the vesting or waive the forfeiture of any performance-based awards.

        The Board has the power to delegate administration of the Restated Plan to a committee, composed of one or more members of the Board, except that with respect to awards granted to independent directors, the Board will administer the Restated Plan. The Board may delegate to a committee of one or more Board members or one or more Company officers the authority to grant or amend awards under the Restated Plan to participants other than (i) senior Company executives who are subject to Section 16 of the Exchange Act, (ii) employees who are "covered employees" within the meaning of Section 162(m) of IRC, and (iii) Company officers or directors to whom the authority to grant or amend awards under the Restated Plan has been delegated. In the discretion of the Board, a committee may consist solely of two or more outside directors in accordance with Section 162(m) or solely of two or more non-employee directors in accordance with Rule 16b-3 of the Exchange Act. The Board has delegated administration of the Restated Plan to the Compensation Committee of the Board. As used herein with respect to the Restated Plan, the "Board" refers to any committee the Board appoints as well as to the Board itself.

Shares Subject to the Restated Plan

        The aggregate number of common shares that may be issued or transferred under the Restated Plan is 8,832,648. In addition, no more than 8,832,648 common shares may be issued upon the exercise of incentive stock options. The shares covered by the Restated Plan may be authorized but unissued shares or shares purchased in the open market.

        Generally, shares subject to an award under the Restated Plan or Prior Plans (as defined in the Restated Plan) that terminate, expire or lapse for any reason are made available for issuance again under the Restated Plan. The following shares may not again be made available for issuance as awards under the Restated Plan: (i) shares that were subject to a share-settled stock appreciation right, or SAR, and were not issued upon the net settlement or net exercise of such SAR, (ii) shares used to pay the exercise price of an option, (iii) shares delivered to or withheld by us to pay the withholding taxes related to an option or a SAR, or (iv) shares repurchased on the open market with the proceeds of an option exercise. The payment of dividend equivalents in cash in conjunction with outstanding awards will not be counted against the shares available for issuance under the Restated Plan. Furthermore, shares may not be optioned, granted or awarded again if it would prevent any stock option that is intended to qualify as an incentive stock option under Section 422 of the IRC from so qualifying.

        The maximum number of shares that may be subject to one or more awards granted to any one participant pursuant to the Restated Plan during any calendar year is 500,000 and the maximum amount that may be paid in cash during any calendar year with respect to any award to any one participant pursuant to the Restated Plan during any calendar year is $2,000,000.

Eligibility

        Incentive stock options may be granted under the Restated Plan only to employees (including officers) of the Company and its affiliates. Employees (including officers), directors and consultants of both the Company and its affiliates are eligible to receive all other types of awards under the Restated Plan.

Awards

        The Restated Plan provides for the grant of restricted stock units, restricted stock, stock options (both incentive stock options and nonqualified stock options), SARs, performance share awards, performance stock unit awards, performance bonus awards, stock payments, deferred stock and

10

performance-based awards. Each award must be evidenced by a written award agreement with terms and conditions consistent with the Restated Plan. Upon the exercise or vesting of an award, the exercise or purchase price must be paid in full by: cash; promissory note bearing interest at no less than such rate as shall then preclude the imputation of interest under the IRC; tendering shares with a fair market value at the time of exercise or vesting equal to the aggregate exercise or purchase price of the award or the exercised portion thereof, if applicable; delivery of a notice that the holder has placed a market sell order with a broker with respect to shares then issuable upon exercise or vesting of an award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required, provided that payment of such proceeds is then made to the Company upon settlement of such sale; or by tendering other property acceptable to the Board. Any withholding obligations may be satisfied in the Board's sole discretion by allowing a holder to elect to have the Company withhold shares otherwise issuable under an award which are equal to the fair market value on the date of withholding or repurchase equal to aggregate amount of such liabilities.

        Restricted Stock Units.    Restricted stock units ("RSUs") may be granted pursuant to the Restated Plan, typically without consideration from the participant. RSUs may be subject to vesting conditions including continued employment or achievement of performance criteria established by the Board. Like restricted stock, RSUs may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, the common shares underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting rights prior to the time when vesting conditions are satisfied.

        Restricted Stock.    Restricted stock awards may be granted pursuant to the Restated Plan. A restricted stock award is the grant of common shares that is subject to transfer restrictions and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the Board.

        Stock Options.    Stock options, including incentive stock options (as defined under Section 422 of the IRC) and nonqualified stock options may be granted pursuant to the Restated Plan. The exercise price of incentive stock options and nonqualified stock options granted pursuant to the Restated Plan will not be less than 100% of the fair market value of the common shares on the date of grant, unless incentive stock options are granted to any Ten Percent Owner, whereupon the exercise price of such incentive stock options will not be less than 110% of the fair market value of the common shares on the date of grant. Incentive stock options and nonqualified stock options may be exercised as determined by the Board, but in no event after (i) the fifth anniversary of the date of grant with respect to incentive stock options granted to a Ten Percent Owner, or (ii) the tenth anniversary of the date of grant with respect to incentive stock options granted to other employees and nonqualified stock options.

        Stock Appreciation Rights.    SARs may be granted pursuant to the Restated Plan. A SAR is the right to receive payment of an amount equal to (i) the excess of (A) the fair market value of a common share on the date of exercise of the SAR over (B) the fair market value of a common share on the date of grant of the SAR, multiplied by (ii) the aggregate number of common shares subject to the SAR.

        Other Awards.    Other types of awards that may be granted under the Restated Plan include performance shares, performance stock units, dividend equivalents, deferred stock and performance bonus awards.

11

        Performance-based Awards.    The Board may grant awards to employees who are or may be "covered employees," as defined in Section 162 (m), that are intended to be qualified performance-based compensation within the meaning of Section 162(m) in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the Board for the period are satisfied. Pre-established performance goals for awards intended to be qualified performance-based compensation within the meaning of Section 162(m) must be based on one or more of the following performance criteria: net earnings (either before or after one or more of the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders' equity, return on assets, return on capital, shareholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

        Repricing.    The Board cannot, without shareholder approval, authorize the amendment of the terms to any outstanding option or SAR to reduce its price per share or cancel any option or SAR in exchange for cash or another stock award with an exercise price that is less than the exercise price of the original options or SARs, except in connection with a corporate transaction involving the Company (including, without limitation, any share dividend, share split, extraordinary cash dividend, recapitalization or reorganization event).

Amendment and Termination

        The Board, subject to approval of the Board if approval has been delegated as discussed above, may terminate, amend or modify the Restated Plan at any time; provided, however, that shareholder approval will be obtained (i) for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, (ii) to increase the number of common shares available under the Restated Plan, (iii) to permit the Board to grant option with an exercise price that is below the fair market value on the date of grant or (iv) to permit the Board to extend the exercise period of an option beyond ten years from the date of grant.

        In no event may an award be granted pursuant to the Restated Plan on or after the tenth anniversary of the date the Restated Plan is approved by the shareholders of the Company.

Variation of Capital

        If there is a stock dividend, stock split, combination or exchange of shares, merger, spin-off, consolidation or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other change affecting the common shares or the share price, the Board may make proportionate adjustments to the shares issuable under the Restated Plan, the terms and conditions of any award and the grant or exercise price of any award.

Effect of a Change of Control

        In the event of a change of control of the Company, if the successor corporation refuses to convert, assume or replace an award, such awards to become fully exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on any or all of such awards to lapse. Upon, or in anticipation of, a change of control, the Board may cause any and all awards outstanding hereunder to terminate at a specific time in the future and shall give each participant the right to

12

exercise such awards during a period of time as the Board, in its sole and absolute discretion, will determine.

        Subject to any required action by the shareholders of the Company, in the event that the Company shall be the surviving corporation in any amalgamation or other such re-organization (except an amalgamation or other such re-organization as a result of which the holders of shares receive securities of another corporation), each award outstanding on the date of such amalgamation or other such re-organization shall pertain to and apply to the securities that a holder of the number of shares subject to such award would have received in such amalgamation or other such re-organization.

        In the event of any other change in the capitalization of the Company or corporate change, the Board may, in its discretion, make such adjustments in the number and class of shares subject to awards outstanding on the date on which such change occurs, in the per share grant or exercise price of each award as the Board may consider appropriate to prevent dilution or enlargement of rights.

Vote Required

        The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote is required to approve this Proposal 3.

Board Recommendation

        The Board of Directors recommends that you vote "FOR" the approval of the Restated Plan.

13

 OTHER MATTERS

        The Board of Directors knows of no other matters that will be presented for consideration at the annual general meeting. If any other matters are properly brought before the meeting, the persons named as proxyholders may vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

        Certain additional information relating to Xyratex Ltd is included in our Annual Report for the fiscal year ended November 30, 2011, including information relating to (i) the fees that were billed by our principal accountants, PricewaterhouseCoopers LLP, during the two years ended November 30, 2011 (see Item 16C of our Annual Report); (ii) our Audit Committee's pre-approval policies and procedures (see Item 16C of our Annual Report); (iii) the shareholdings of certain beneficial owners of our common shares and of our executive officers and directors (see Items 6E and 7A of our Annual Report); and (iv) our director and executive compensation (see Item 6B of our Annual Report).

        The 2011 Annual Report is being mailed with this Proxy Statement to shareholders that request and receive a copy of our proxy materials in the mail. Shareholders that receive the Notice of Internet Availability of Proxy Materials can access this Proxy Statement and our 2011 Annual Report at www.proxyvote.com. Requests for copies of our 2011 Annual Report may also be directed to our Group Secretary & Legal Counsel, Malcolm Rule, at Xyratex Ltd, Langstone Road, Havant, PO9 1SA United Kingdom.

        We have filed our Annual Report on Form 20-F for the fiscal year ended November 30, 2011 with the SEC. It is available free of charge at the SEC's web site at www.sec.gov and through our website at www.xyratex.com/investors. Upon written request by a Xyratex Ltd shareholder, we will mail without charge a copy of our Annual Report on Form 20-F, including the financial statements, and, to the extent specifically requested, the financial statement schedule and other exhibits to the Form 20-F. All requests should be directed to our Group Secretary & Legal Counsel, Malcolm Rule, at Xyratex Ltd, Langstone Road, Havant, PO9 1SA United Kingdom.

14

 REPORT OF THE AUDIT COMMITTEE

        The following Report of the Audit Committee shall not be deemed to be "soliciting material" or filed with the SEC, nor shall it be deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

        The Audit Committee oversees the Company's corporate accounting and financial reporting process. Management of the Company has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report with management and discussed with management the quality, in addition to the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

        The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States of America including the matters required to be discussed by SAS 61. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 and has discussed with the independent registered public accounting firm their independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board.

        The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

        In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 20-F for the year ended November 30, 2011 for filing with the Securities and Exchange Commission.

Respectfully submitted by:
The Audit Committee

Ernest Sampias, Chairman	Jonathan Brooks	Steve Sanghi

15

 REPORT OF THE COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

        The following Report of the Compensation Committee shall not be deemed to be "soliciting material" or filed with the SEC, nor shall it be deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

        The Compensation Committee administers the Company's compensation policies and programs and has primary responsibility for executive compensation matters, including the establishment of the base salaries of the Company's executive officers, the approval of individual bonuses and bonus programs for executive officers and senior employees. In addition, the Compensation Committee has responsibility for approval of grants of restricted stock units, grants of share options and direct share issuances which may be made to executive officers and other employees under the Company's employee benefit plans.

        Compensation decisions with respect to base salaries, cash bonuses and equity compensation for the Company's executive officers for the 2011 fiscal year were made by the Compensation Committee of the Board of Directors comprised of three non-employee directors, Andrew Sukawaty, Jonathan Brooks and Steve Sanghi, each of whom satisfy the "independence" requirements of the NASDAQ Listing Rules. The Compensation Committee considered internal data, including financial and non-financial corporate goals and individual performance, and data from comparable high technology companies.

        General Compensation Policy.    The overall policy of the Compensation Committee is to offer the Company's executive officers competitive compensation opportunities based upon their personal performance, the financial performance of the Company and their contribution to that performance. One of the primary objectives is to have a significant portion of each executive officer's compensation contingent upon the Company's performance and financial success as well as upon such executive officer's own level of performance. Each executive officer's compensation package is comprised of three elements: (i) base salary, which is determined on the basis of the individual's qualifications, position and responsibilities with the Company, the level of his or her performance and competitive salary levels, (ii) incentive performance bonus awards payable in cash and which are determined based on Company and individual performance, and (iii) long-term share-based incentive awards designed to strengthen the mutuality of interests between the executive officers and the Company's shareholders. Generally, as an executive officer's level of responsibility increases, a greater portion of that individual's total compensation becomes dependent upon the Company's performance and share price appreciation rather than base salary.

        Factors.    The primary factors taken into consideration in establishing the components of each executive officer's compensation package for the 2011 fiscal year are summarized below. However, the Compensation Committee may, in its discretion, apply entirely different factors, such as different measures of financial performance, for future fiscal years.

        Base Salary.    In setting the base salary for each executive officer, the Compensation Committee may review published compensation survey data for the industry and data from comparable high technology companies. The base salary for each officer is designed to be competitive with the salary levels for comparable positions in the market as well as to reflect the individual's personal performance and internal alignment considerations. The relative weight given to each factor varies with each individual at the sole discretion of the Compensation Committee.

        Incentive Compensation.    The Compensation Committee believes that a cash incentive bonus plan and restricted stock units can serve to motivate the Company's executive officers and management to

16

address annual performance goals, using more immediate measures for performance than those reflected in the appreciation in value of share options.

        Restricted Stock Units.    This incentive combines the annual performance goals with retention as the vesting is usually over a four year period and is dependent on the executive remaining in office. The size of a grant to an executive officer is designed to create a meaningful opportunity for share ownership and is based upon the executive officer's current position with the Company, internal comparability with grants made to other Company executives, the executive officer's current level of performance and the executive officer's potential for future responsibility and promotion over the term of the award. The Compensation Committee also takes into account the number of unvested Restricted Stock Units and unexercised options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. However, the Compensation Committee does not intend to adhere to any specific guidelines as to the relative share-based incentive holdings of the Company's executive officers.

        Long-Term Share-Based Incentive Compensation.    From time-to-time, the Compensation Committee may make option grants to the Company's executive officers under the Company's employee benefit plans.

Respectfully submitted by:
The Compensation Committee

Jonathan Brooks, Chairman	Ernie Sampias	Mike Windram	Steve Sanghi

17

 APPENDIX A

XYRATEX LTD

AMENDED AND RESTATED 2006 INCENTIVE AWARD PLAN

ARTICLE 1.

PURPOSE

        The purpose of the Xyratex Ltd Amended and Restated 2006 Incentive Award Plan (the "Plan") is to promote the success and enhance the value of Xyratex Ltd (the "Company") by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent. Subject to the approval of the amendments to the Plan reflected in this document by the Company's stockholders, the Plan amends and restates in its entirety the Xyratex Ltd 2006 Incentive Award Plan originally adopted by the shareholders March 21, 2006.

ARTICLE 2.

DEFINITIONS AND CONSTRUCTION

        Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

        2.1   "Award" means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Performance Share award, a Performance Stock Unit award, a Dividend Equivalents award, a Stock Payment award, a Deferred Stock award, a Restricted Stock Unit award, a Performance Bonus Award, or a Performance-Based Award granted to a Participant pursuant to the Plan.

        2.2   "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

        2.3   "Board" means the Board of Directors of the Company.

        2.4   "Change of Control" means and includes each of the following:

          (a)   the acquisition, directly or indirectly, by any "person" or "group" (as those terms are defined in Sections 3(a)(9), 13(d) and 14(d) of the Exchange Act and the rules thereunder) of "beneficial ownership" (as determined pursuant to Rule 13d-3 under the Exchange Act) of securities entitled to vote generally in the election of directors ("voting securities") of the Company that represent 50% or more of the combined voting power of the Company's then outstanding voting securities, other than

              (i)  an acquisition by a trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company or by any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company, or

             (ii)  an acquisition of voting securities by the Company or a corporation owned, directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the shares of the Company, or

            (iii)  an acquisition of voting securities pursuant to a transaction described in clause (c) of this Section 2.4 that would not be a Change of Control under clause (c);

        Notwithstanding the foregoing, the following event shall not constitute an "acquisition" by any person or group for purposes of this Section 2.4: an acquisition of the Company's securities by the Company which causes the Company's voting securities beneficially owned by a person or group to represent 50% or more of the combined voting power of the Company's then outstanding voting securities; provided, however, that if a person or group shall become the beneficial owner of 50% or more of the combined voting power of the Company's then outstanding voting securities by reason of share acquisitions by the Company as described above and shall, after such share acquisitions by the Company, become the beneficial owner of any additional voting securities of the Company, then such acquisition shall constitute a Change of Control; or

          (b)   during any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in clauses (a) or (c) of this Section 2.4) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

          (c)   the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (X) a merger, consolidation, reorganization, or business combination or (Y) a sale or other disposition of all or substantially all of the Company's assets or (Z) the acquisition of assets or shares of another entity, in each case other than a transaction

              (i)  which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

             (ii)  after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (B) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

          (d)   the Company's shareholders approve a liquidation or dissolution of the Company.

        The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change of Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change of Control and any incidental matters relating thereto.

        2.5   "Code" means the Internal Revenue Code of 1986, as amended.

        2.6   "Committee" means the Board or the Compensation Committee of the Board as further described in Article 12.

        2.7   "Consultant" means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Company to render such services.

        2.8   "Covered Employee" means an Employee who is, or could be, a "covered employee" within the meaning of Section 162(m) of the Code.

        2.9   "Deferred Stock" means a right to receive a specified number of Shares during specified time periods pursuant to Section 8.5.

        2.10 "Director" means a member of the Board.

        2.11 "Disability" means, for purposes of this Plan, that the Participant qualifies to receive long-term disability payments under the Company's long-term disability insurance program, as it may be amended from time to time.

        2.12 "Dividend Equivalents" means a right granted to a Participant pursuant to Section 8.3 to receive the equivalent value (in cash or Shares) of dividends paid on Shares.

        2.13 "Effective Date" shall have the meaning set forth in Section 13.1.

        2.14 "Eligible Individual" means any person who is an Employee, a Consultant or an Independent Director, as determined by the Committee.

        2.15 "Employee" means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Subsidiary.

        2.16 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        2.17 "Fair Market Value" shall mean, as of any date, the value of Shares determined as follows:

          (a)   If the Shares are listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, the Fair Market Value shall be the closing sales price for a Share (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the date of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

          (b)   If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean of the closing bid and asked prices for a Share on the date prior to the date of determination as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

          (c)   In the absence of an established market for the Shares, the Fair Market Value of a Share shall be determined in good faith by the Committee.

        2.18 "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

        2.19 "Independent Director" means a Director who is not an Employee of the Company and who qualifies as "independent" within the meaning of NASD Rule 4200(a)(14), if the Company's securities are traded on the Nasdaq National Market, or the requirements of any other established stock exchange on which the Company's securities are traded, as such rules or requirements may be amended from time to time.

        2.20 "Non-Employee Director" means a Director who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) under the Exchange Act, or any successor rule.

        2.21 "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

        2.22 "Option" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of Shares at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

        2.23 "Participant" means any Eligible Individual who, as an Independent Director, Consultant or Employee, has been granted an Award pursuant to the Plan.

        2.24 "Performance-Based Award" means an Award granted to selected Covered Employees pursuant to Section 8.7, but which is subject to the terms and conditions set forth in Article 9.

        2.25 "Performance Bonus Award" has the meaning set forth in Section 8.7.

        2.26 "Performance Criteria" means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders' equity, return on assets, return on capital, shareholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per Share, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

        2.27 "Performance Goals" means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may, within the time prescribed by Section 162(m) of the Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

        2.28 "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

        2.29 "Performance Share" means a right granted to a Participant pursuant to Section 8.1, to receive Shares, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

        2.30 "Performance Stock Unit" means a right granted to a Participant pursuant to Section 8.2, to receive Shares, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

        2.31 "Prior Plans" means, collectively, the following plans of the Company: the Unapproved Plan, the Approved Plan, the Unapproved Schedule, the Sharesave Plan, the 2004 Stock Option Plan, the 2004 Employee Stock Purchase Plan, the Approved Company Share Option Plan, the Unapproved

Company Share Option Plan, the Deputy Chairman's Stock Option Plan and the 2005 Employment Incentive Plan, in each case as such plan may be amended from time to time.

        2.32 "Plan" means this Xyratex Ltd 2006 Incentive Award Plan, as it may be amended from time to time.

        2.33 "Qualified Performance-Based Compensation" means any compensation that is intended to qualify as "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

        2.34 "Restricted Stock" means Shares awarded to a Participant pursuant to Article 6 that are subject to certain restrictions and may be subject to risk of forfeiture.

        2.35 "Restricted Stock Unit" means an Award granted pursuant to Section 8.6.

        2.36 "Securities Act" shall mean the Securities Act of 1933, as amended.

        2.37 "Shares" means the common shares of the Company or such other securities of the Company that may be substituted for Shares pursuant to Article 11.

        2.38 "Stock Appreciation Right" or "SAR" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

        2.39 "Stock Payment" means (a) a payment in the form of Shares, or (b) an option or other right to purchase Shares, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 8.4.

        2.40 "Subsidiary" means any "subsidiary corporation" as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder or any other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company.

ARTICLE 3.

SHARES SUBJECT TO THE PLAN

        3.1   Number of Shares.

          (a)   Subject to Article 11 and Section 3.1(b), the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan or the Prior Plans following the Company's initial public offering of June 29, 2004 shall be 8,832,648 Shares. For the avoidance of doubt, no more than 8,832,648 Shares may be delivered upon the exercise of Incentive Stock Options under the Plan.

          (b)   To the extent that an Award, or an option or other award under the Prior Plans, terminates, expires, or lapses for any reason, any Shares subject to the Award or such option or other award shall again be available for the grant of an Award pursuant to the Plan.            Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 3.1(a) hereof and will not be available for future grants of Awards: (i) Shares tendered by a Participant or withheld by the Company in payment of the exercise price of an Option; (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; (iii) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof; and (iv) Shares purchased on the open market with the cash proceeds from the exercise of Options. To the extent permitted by applicable law or any exchange rule, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against Shares available for grant pursuant to this Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

        3.2    Shares Distributed.    Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares purchased on the open market.

        3.3    Limitation on Number of Shares Subject to Awards.    Notwithstanding any provision in the Plan to the contrary, and subject to Article 11, the maximum number of Shares with respect to one or more Awards that may be granted to any one Participant during any calendar year shall be 500,000 and the maximum amount that may be paid in cash during any calendar year with respect to any Performance-Based Award (including, without limitation, any Performance Bonus Award) shall be $2,000,000.

ARTICLE 4.

ELIGIBILITY AND PARTICIPATION

        4.1    Eligibility.    Each Eligible Individual shall be eligible to be granted one or more Awards pursuant to the Plan.

        4.2    Participation.    Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan.

        4.3    Foreign Participants.    In order to assure the viability of Awards granted to Participants employed in foreign countries, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the Share limitations contained in Section 3.1 of the Plan.

ARTICLE 5.

STOCK OPTIONS

        5.1    General.    The Committee is authorized to grant Options to Participants on the following terms and conditions:

          (a)    Exercise Price.    The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement.

          (b)    Time and Conditions of Exercise.    The Committee shall determine the time or times at which an Option may be exercised in whole or in part. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

          (c)    Payment.    The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation: (i) cash, (ii) promissory note bearing interest at no less than such rate as shall then preclude the imputation of interest under the Code, (iii) Shares held for longer than six months having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, or (iv) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale), and the methods by which Shares shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.

          (d)    Evidence of Grant.    All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

        5.2    Incentive Stock Options.    Incentive Stock Options shall be granted only to Employees and the terms of any Incentive Stock Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the provisions of this Section 5.2.

          (a)    Exercise Price.    Subject to Section 5.2(d), the per share exercise price of an Incentive Stock Option shall not be less than the Fair Market Value of a Share on the date of grant.

          (b)    Expiration.    Subject to Section 5.2(d), an Incentive Stock Option shall expire and may not be exercised to any extent by anyone after the first to occur of the following events:

              (i)  Ten years from the date it is granted, unless an earlier time is set in the Award Agreement;

             (ii)  Three months after the Participant's termination of employment as an Employee; and

            (iii)  One year after the date of the Participant's termination of employment or service on account of Disability or death. Upon the Participant's Disability or death, any Incentive Stock Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

          (c)    Dollar Limitation.    The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

          (d)    Ten Percent Owners.    An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company only if such Option is granted with a per share exercise price that is not less than 110% of the Fair Market Value of a Share on the date of grant and the Option is exercisable for no more than five years from the date of grant.

          (e)    Notice of Disposition.    The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such Shares to the Participant.

          (f)    Right to Exercise.    During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

          (g)    Failure to Meet Requirements.    Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

        5.3    Substitution of Stock Appreciation Rights.    The Committee may provide in the Award Agreement evidencing the grant of an Option that the Committee, in its sole discretion, shall have to right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided, that such Stock Appreciation Right shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable.

ARTICLE 6.

RESTRICTED STOCK AWARDS

        6.1    Grant of Restricted Stock.    The Committee is authorized to make Awards of Restricted Stock to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Stock shall be evidenced by an Award Agreement.

        6.2    Issuance and Restrictions.    Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

        6.3    Forfeiture.    Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and, subject to the requirements of the Companies Act 1981 of Bermuda, repurchased by the Company for an aggregate price of US$1.00; provided, however, that, the Committee may (a) provide in any Restricted Stock Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

        6.4    Certificates for Restricted Stock.    Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

ARTICLE 7.

STOCK APPRECIATION RIGHTS

        7.1   Grant of Stock Appreciation Rights.

          (a)   A Stock Appreciation Right may be granted to any Participant selected by the Committee. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement.

          (b)   A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of a Share on the date the Stock Appreciation Right is exercised over (B) the Fair Market Value of a Share on the date the Stock Appreciation Right was granted and (ii) the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations the Committee may impose.

        7.2   Payment and Limitations on Exercise.

          (a)   Subject to Sections 7.2(b) and 7.2(c), payment of the amounts determined under Sections 7.1(b) above shall be in cash, in Shares (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Committee in the Award Agreement.

          (b)   To the extent payment for a Stock Appreciation Right is to be made in cash, the Award Agreement shall, to the extent necessary to comply with the requirements to Section 409A of the Code, specify the date of payment which may be different than the date of exercise of the Stock Appreciation Right. If the date of payment for a Stock Appreciation Right is later than the date of exercise, the Award Agreement may specify that the Participant be entitled to earnings on such amount until paid.

          (c)   To the extent any payment under Section 7.1(b) is effected in Shares, it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

ARTICLE 8.

OTHER TYPES OF AWARDS

        8.1    Performance Share Awards.    Any Participant selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of Shares and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

        8.2    Performance Stock Units.    Any Participant selected by the Committee may be granted one or more Performance Stock Unit awards which shall be denominated in unit equivalent of Shares and/or units of value including dollar value of Shares and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

        8.3   Dividend Equivalents.

          (a)   Any Participant selected by the Committee may be granted Dividend Equivalents based on the dividends declared on the Shares that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Committee.

          (b)   Dividend Equivalents granted with respect to Options or SARs that are intended to be Qualified Performance-Based Compensation shall be payable, with respect to pre-exercise periods, regardless of whether such Option or SAR is subsequently exercised.

        8.4    Stock Payments.    Any Participant selected by the Committee may receive Stock Payments in the manner determined from time to time by the Committee. The number of shares shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

        8.5    Deferred Stock.    Any Participant selected by the Committee may be granted an award of Deferred Stock in the manner determined from time to time by the Committee. The number of shares of Deferred Stock shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. Shares underlying a Deferred Stock award will not be issued until the Deferred Stock award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Deferred Stock shall have no rights as a Company shareholder with respect to such Deferred Stock until such time as the Deferred Stock Award has vested and the Shares underlying the Deferred Stock Award have been issued.

        8.6    Restricted Stock Units.    The Committee is authorized to make Awards of Restricted Stock Units to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Committee shall specify the maturity date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee. On the maturity date, the Company shall, subject to Section 10.5(b), issue to the Participant one unrestricted, fully transferable Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited.

        8.7    Performance Bonus Awards.    Any Participant selected by the Committee may be granted one or more Performance-Based Awards in the form of a cash bonus (a "Performance Bonus Award") payable upon the attainment of Performance Goals that are established by the Committee and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Committee. Any such Performance Bonus Award paid to a Covered Employee shall be based upon objectively determinable bonus formulas established in accordance with Article 9.

        8.8    Term.    Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock or Restricted Stock Units shall be set by the Committee in its discretion.

        8.9    Exercise or Purchase Price.    The Committee shall establish the exercise or purchase price, if any, of any Award of Performance Shares, Performance Stock Units, Deferred Stock, Stock Payments or Restricted Stock Units; provided, however, that such price shall not be less than the par value of a Share on the date of grant, unless otherwise permitted by applicable law. The Committee shall specify such exercise or purchase price in any Award Agreement.

        8.10    Exercise upon Termination of Employment or Service.    An Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Deferred Stock, Stock Payments and Restricted Stock Units shall only be exercisable or payable while the Participant is an Employee, Consultant or a member of the Board, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Stock Units, Dividend

Equivalents, Stock Payments, Deferred Stock or Restricted Stock Units may be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change of Control of the Company, or because of the Participant's retirement, death or disability, or otherwise; provided, however, that any such provision with respect to Performance Shares or Performance Stock Units shall be subject to the requirements of Section 162(m) of the Code that apply to Qualified Performance-Based Compensation.

        8.11    Form of Payment.    Payments with respect to any Awards granted under this Article 8 shall be made in cash, in Shares or a combination of both, as determined by the Committee.

        8.12    Award Agreement.    All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by an Award Agreement.

ARTICLE 9.

PERFORMANCE-BASED AWARDS

        9.1    Purpose.    The purpose of this Article 9 is to provide the Committee the ability to qualify Awards other than Options and SARs and that are granted pursuant to Articles 6 and 8 as Qualified Performance-Based Compensation. If the Committee, in its discretion, decides to grant a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6 or 8; provided, however, that the Committee may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.

        9.2    Applicability.    This Article 9 shall apply only to those Covered Employees selected by the Committee to receive Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

        9.3    Procedures with Respect to Performance-Based Awards.    To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles 6 or 8 which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

        9.4    Payment of Performance-Based Awards.    Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Subsidiary on the day a Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a

Performance Period only if the Performance Goals for such period are achieved. In determining the amount earned under a Performance-Based Award, the Committee may reduce or eliminate the amount of the Performance-Based Award earned for the Performance Period, if in its sole and absolute discretion, such reduction or elimination is appropriate.

        9.5    Additional Limitations.    Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10.

PROVISIONS APPLICABLE TO AWARDS

        10.1    Stand-Alone and Tandem Awards.    Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

        10.2    Award Agreement.    Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

        10.3    Limits on Transfer.    No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. No Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution.

        10.4    Beneficiaries.    Notwithstanding Section 10.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

        10.5    Share Certificates; Book Entry Procedures.

          (a)   Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

          (b)   Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or share plan administrator).

        10.6    Paperless Exercise.    In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless exercise of Awards by a Participant may be permitted through the use of such an automated system.

        10.7    Prohibition on Repricing.    Subject to Article 11 hereof, the Committee shall not, without the approval of the shareholders of the Company, (i) authorize the amendment of any outstanding Option or Stock Appreciation Right to reduce its price per Share, or (ii) cancel any Option or Stock Appreciation Right in exchange for cash or another Award when the Option or Stock Appreciation Right price per Share exceeds the Fair Market Value of the underlying Shares. Subject to Article 11 hereof, the Committee shall have the authority, without the approval of the shareholders of the Company, to amend any outstanding Award to increase the price per Share or to cancel and replace an Award with the grant of an Award having a price per Share that is greater than or equal to the price per Share of the original Award.

ARTICLE 11.

CHANGES IN CAPITAL STRUCTURE

        11.1    Adjustments.    In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other change affecting the Shares or the Share price, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.

        11.2    Acceleration Upon a Change of Control.    If a Change of Control occurs and a Participant's Awards are not converted, assumed, or replaced by a successor, such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change of Control, the Committee may cause any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise such Awards during a period of time as the Committee, in its sole and absolute discretion, shall determine. In the event that the terms of any agreement between the Company or any Subsidiary or affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 11.2, this Section 11.2 shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect.

        11.3    Outstanding Awards—Certain Amalgamations.    Subject to any required action by the shareholders of the Company, in the event that the Company shall be the surviving corporation in any amalgamation or other such re-organisation (except an amalgamation or other such re-organisation as a result of which the holders of Shares receive securities of another corporation), each Award outstanding on the date of such amalgamation or other such re-organisation shall pertain to and apply to the securities that a holder of the number of Shares subject to such Award would have received in such amalgamation or other such re-organisation.

        11.4    Outstanding Awards—Other Changes.    In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 11, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

        11.5    No Other Rights.    Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of Shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to an Award or the grant or exercise price of any Award.

ARTICLE 12.

ADMINISTRATION

        12.1    Committee.    Unless and until the Board delegates administration of the Plan to a Committee as set forth below, the Plan shall be administered by the Board, which shall, in any event, constitute the "Committee" for the purposes of this Plan. The Board, at its discretion or as otherwise necessary to comply with the requirements of Section 162(m) of the Code, Rule 16b-3 promulgated under the Exchange Act or to the extent required by any other applicable rule or regulation, shall delegate administration of the Plan to a Committee. The Committee shall consist solely of two or more members of the Board each of whom is an "outside director," within the meaning of Section 162(m) of the Code, a Non-Employee Director and an Independent Director. Notwithstanding the foregoing: (a) the Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term "Committee" as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.5. Appointment of Committee members shall be effective upon acceptance of appointment. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may only be filled by the Board. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board.

        12.2    Action by the Committee.    A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

        12.3    Authority of Committee.    Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

          (a)   Designate Participants to receive Awards;

          (b)   Determine the type or types of Awards to be granted to each Participant;

          (c)   Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

          (d)   Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines; provided, however, that the Committee shall not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards;

          (e)   Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

          (f)    Prescribe the form of each Award Agreement, which need not be identical for each Participant;

          (g)   Decide all other matters that must be determined in connection with an Award;

          (h)   Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

          (i)    Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

          (j)    Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

        12.4    Decisions Binding.    The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

        12.5    Delegation of Authority.    To the extent permitted by applicable law, the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) senior executives of the Company who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or members of the Board) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Committee.

ARTICLE 13.

EFFECTIVE AND EXPIRATION DATE

        13.1    Effective Date.    The Plan is effective as of the date the Plan is approved by the Company's shareholders (the "Effective Date"). The Plan will be deemed to be approved by the shareholders if it receives the affirmative vote of the holders of a simple majority of all issued voting shares of the Company in accordance with the applicable provisions of the Company's Bye-Laws.

        13.2    Expiration Date.    The Plan will expire on, and no Award may be granted pursuant to the Plan after the tenth anniversary of the Effective Date, except that no Incentive Stock Options may be granted under the Plan after the earlier of the tenth anniversary of (i) the date the Plan is approved by the Board or (ii) the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 14.

AMENDMENT, MODIFICATION, AND TERMINATION

        14.1    Amendment, Modification, and Termination.    Subject to Section 15.14, with the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) shareholder approval is required for any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 11), (ii) reduces the price per share of any outstanding Option or Stock Appreciation Right granted under the Plan, (iii) cancels any Option or Stock Appreciation Right in exchange for cash or another Award when the Option or Stock Appreciation Right price per share exceeds the Fair Market Value of the underlying Shares, or (iv) permits the Committee to extend the exercise period for an Option beyond ten years from the date of grant. Notwithstanding any provision in this Plan to the contrary, absent approval of the shareholders of the Company, no Option may be amended to reduce the per share exercise price of the shares subject to such Option below the per share exercise price as of the date the Option is granted and, except as permitted by Article 11, no Option may be granted in exchange for, or in connection with, the cancellation or surrender of an Option having a higher per share exercise price.

        14.2    Awards Previously Granted.    Except with respect to amendments made pursuant to Section 15.14, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15.

GENERAL PROVISIONS

        15.1    No Rights to Awards.    No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

        15.2    No Shareholders Rights.    Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record owner of such Shares.

        15.3    Withholding.    The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's employment tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Committee) after such Shares were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

        15.4    No Right to Employment or Services.    Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

        15.5    Unfunded Status of Awards.    The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

        15.6    Indemnification.    To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Memorandum and Articles of Association or Bye-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

        15.7    Relationship to other Benefits.    No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

        15.8    Expenses.    The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

        15.9    Titles and Headings.    The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

        15.10    Fractional Shares.    No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

        15.11    Limitations Applicable to Section 16 Persons.    Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

        15.12    Government and Other Regulations.    The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act, as amended, any of the Shares paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, as amended, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

        15.13    Governing Law.    The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of California.

        15.14    Section 409A.    To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance.

18

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD (Registrant)
Date: May 14, 2012	By:	/s/ Richard Pearce Name: Richard Pearce Title: Chief Financial Officer

QuickLinks

XYRATEX LTD CLARENDON HOUSE, CHURCH STREET, HAMILTON, BERMUDA
NOTICE AND PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS To Be Held On June 26, 2012
PROPOSAL 1 RE-ELECTION OF DIRECTORS
PROPOSAL 2 APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PROPOSAL 3 APPROVAL OF THE AMENDED AND RESTATED 2006 INCENTIVE AWARD PLAN
OTHER MATTERS
ADDITIONAL INFORMATION
REPORT OF THE AUDIT COMMITTEE
REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION
  APPENDIX A
XYRATEX LTD AMENDED AND RESTATED 2006 INCENTIVE AWARD PLAN
ARTICLE 1. PURPOSE
ARTICLE 2. DEFINITIONS AND CONSTRUCTION
ARTICLE 3. SHARES SUBJECT TO THE PLAN
ARTICLE 4. ELIGIBILITY AND PARTICIPATION
ARTICLE 5. STOCK OPTIONS
ARTICLE 6. RESTRICTED STOCK AWARDS
ARTICLE 7. STOCK APPRECIATION RIGHTS
ARTICLE 8. OTHER TYPES OF AWARDS
ARTICLE 9. PERFORMANCE-BASED AWARDS
ARTICLE 10. PROVISIONS APPLICABLE TO AWARDS
ARTICLE 11. CHANGES IN CAPITAL STRUCTURE
ARTICLE 12. ADMINISTRATION
ARTICLE 13. EFFECTIVE AND EXPIRATION DATE
ARTICLE 14. AMENDMENT, MODIFICATION, AND TERMINATION
ARTICLE 15. GENERAL PROVISIONS
SIGNATURES